Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF DIRECTOR

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to personal business commitments, Mr. Simon Henry (“Mr. Henry”) has tendered his resignation and ceased to hold the position of an independent non-executive director of the Company with immediate effect. Meanwhile, Mr. Henry ceased to serve as a member of the investment and development committee of the Board.

Mr. Henry has confirmed that he has no disagreement with the Company and the Board during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Henry has been diligent, dedicated and meticulous at work since appointment. The Board would like to express its sincere gratitude to Mr. Henry for his significant contributions to the Company’s business development, management improvement, green and low-carbon transformation, and shareholder returns.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, China

15 June 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.